UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ADVANCED PHOTONIX, INC.
(Name of Issuer)

CLASS A COMMON STOCK,
PAR VALUE $.001 PER SHARE
(Title of Class of Securities)

00754E 10 7
(CUSIP Number)

Steven L. Williamson
c/o Advanced Photonix, Inc.
2925 Boardwalk
Ann Arbor, MI 48104
(734) 864-5600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Landey Strongin
Dornbush Schaeffer Strongin & Venaglia, LLP
747 Third Avenue
New York, NY 10017
(212) 759-3300

November 10, 2010**
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

** This constitutes a late filing.

1.	Names of Reporting Persons.

Steven L. Williamson
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ X ]
3.	SEC Use Only

4.	Source of Funds (See Instructions)

PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]
6.	Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person with		7.	Sole Voting Power

2,283,556
		8.	Shared Voting Power

0
		9.	Sole Dispositive Power

2,283,556
		10.	Shared Dispositive Power

0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,283,556 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[ ]
13.	Percent of Class Represented by Amount in Row (11)

8.7% (See Item 5)
14.	Type of Reporting Person (See Instructions)

IN

Introductory Note

     Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, this Amendment No. 2 (“Amendment No. 2”), amends and restates certain Items of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 17, 2005 (the “Original 13D”), as amended by Amendment No. 1 to Schedule 13D filed on October 22, 2010 (“Amendment No. 1” and, together with the Original 13D, the “Amended 13D”). This Amendment No. 2 relates to the Class A Common Stock, par value $0.001 per share (the “Common Stock”), of Advanced Photonix, Inc., a Delaware corporation (the “Issuer”) beneficially owned by Steven L. Williamson (the “Reporting Person”), an individual, and is being filed to report the acquisition of additional shares of Common Stock and securities convertible into Common Stock by the Reporting Person which were acquired directly from the Issuer in the 2010 Private Placement (as defined below). Capitalized terms used in this Amendment No. 2 but not otherwise defined herein have the meanings set forth in the Amended 13D.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 of the Amended 13D is hereby amended and restated in its entirety as follows:

     All securities of the Issuer beneficially owned by the Reporting Person (other than those acquired in connection with the Merger (as defined below) or issued to the Reporting Person in his capacity as an officer of the Issuer) were purchased either on the open market or directly from the Issuer using the Reporting Person’s personal funds.

     The total amount of funds paid by the Reporting Person to purchase securities of the Issuer on the open market or directly from the Issuer in the Private Placement as described in Item 4 below is $289,660.19 comprised of (i) $150,060 for shares of Common Stock and a stock purchase warrant purchased from the Issuer on August 31, 2007 in a private placement (the “2007 Private Placement”), $52,104.19 for shares of Common Stock and a stock purchase warrant purchased from the Issuer on November 29, 2010 in a private placement (the “2010 Private Placement”) and (iii) $87,496 for securities purchased on the open market from May 17, 2005 through December 1, 2010. In addition, pursuant to an Agreement and Plan of Merger dated March 8, 2005, by and among the Issuer, Michigan Acquisition Sub, LLC, Picotronix, Inc. (“Picotronix”), the Reporting Person, and Robin F. Risser (the “Merger”), which closed on May 2, 2005 (the “Effective Date”), the Reporting Person acquired 1,716,667 shares of Common Stock and a secured promissory note in the amount of $1,933,667 (the “Williamson Promissory Note”) in exchange for the shares of Picotronix held by the Reporting Person.

Item 4. Purpose of Transaction.

     Item 4 of the Amended 13D is hereby amended and restated in its entirety as follows:

     All of the shares of Common Stock reported in this Schedule 13D as being beneficially owned by the Reporting Person are being held by the Reporting Person for investment purposes.

     On the Effective Date and following the closing of the Merger, the Reporting Person beneficially owned 1,716,667 shares of Common Stock which represented approximately 10.67% of the shares of Common Stock then outstanding.

     During the period from May 2, 2005 and ending on August 15, 2005, the Issuer issued additional shares of Common Stock to a syndicate of institutional investors in a series of private placements which diluted the Reporting Person’s percentage ownership of the Common Stock then outstanding from approximately 10.67% to 9.64%.

     During the period from August 16, 2005 and ending on September 19, 2007, the Reporting Person’s aggregate beneficial ownership of shares of Common Stock increased from 1,716,667 to 1,902,167, an increase of 185,500 shares, as a result of the following transactions: (i) the vesting of 60,000 of the 100,000 shares of Common Stock underlying a stock option granted to the Reporting Person on May 2, 2005 (the “May 2005 Stock Option”), (ii) the acquisition of 23,000 shares of Common Stock on the open market and (iii) the acquisition from the Issuer in the Private Placement of 82,000 shares of Common Stock at a purchase price of $1.83 per share and a stock purchase warrant entitling the Reporting Person to purchase up to 20,500 shares of Common Stock at a purchase price of $1.85 per share (the “2007 Warrant”). Despite these transactions, during this period, the Reporting Person’s percentage ownership of the Issuer decreased from 9.64% to 8.53% due to the Issuer’s issuance of additional shares of Common Stock to a syndicate of institutional investors in a series of private placements.

     Pursuant to the Third Amendment dated August 27, 2010 to that certain Loan Agreement dated September 25, 2008 by and between the Issuer and The PrivateBank and Trust Company (as amended from time to time, the “Loan Agreement”), the Issuer was required to negotiate amendments to both the Williamson Promissory Note and the secured promissory note in the amount of $966,833 issued to Robin F. Risser in connection with the closing of the Merger (the “Risser Promissory Note” and, together with the Williamson Promissory Note, the “Promissory Notes”) to extend the repayment schedule of such Promissory Notes by December 1, 2010.

     As previously disclosed in the Issuer’s Form 10-Q for the Quarter ended October 1, 2010 that was filed with the SEC on November 15, 2010 (the “Form 10-Q”), on November 10, 2010, the Issuer reached a non-binding agreement in principle with the Reporting Person and Mr. Risser (collectively, the “Noteholders”) to amend the terms of the Promissory Notes (the “Note Amendments”). Although certain terms of the Note Amendments conflicted with the Issuer’s obligations under the Loan Agreement, The PrivateBank and Trust Company indicated at the time that it would accept the Note Amendments in fulfillment of the Amendment Undertaking and provide a written waiver confirming this understanding (the “Waiver”).

     On November 15, 2010, the Issuer and the Noteholders entered into a securities purchase agreement implementing their previously disclosed agreement in principle (the “SPA”). On November 29, 2010, the SPA was amended and restated in its entirety to reflect certain structural changes in the transaction as originally agreed upon by the parties to the SPA. As amended and restated, the SPA provided for the Issuer to issue and sell to the Noteholders in exchange for an aggregate payment of $78,156.25 (the “Purchase Price”) the number of units of the Issuer’s securities (“Units”) determined by dividing the Purchase Price by the per share closing price of the Issuer’s Common Stock on NYSE Amex on the day preceding the closing (the “Formula Price”). Each Unit was to consist of one share of Common Stock and a five-year warrant to purchase four shares of Common Stock at an exercise price equal to 120% of the Formula Price. The closing of the purchase and sale transactions contemplated by the SPA was subject to the receipt of NYSE Amex approval of an additional listing application covering the Units (the “Additional Listing Application”) and other closing conditions customary for transactions of this nature.

     On November 30, 2010, NYSE Amex approved the Additional Listing Application and the parties to the SPA satisfied the other closing conditions. The Formula Price was determined to be $1.17 and accordingly, the Issuer issued the Noteholders 66,799 Units comprised of 66,799 shares of Common Stock and warrants to purchase 267,196 shares of Common Stock at an exercise price of $1.404 per share (the “2010 Warrants”) upon the closing of the SPA on November 30, 2010. The Reporting Person’s portion of the Purchase Price was $52,104.19, and accordingly he received 44,533 Units comprised of (i) 44,533 shares of Common Stock and (ii) a 2010 Warrant to purchase 178,132 shares of Common Stock at an exercise price of $1.404 per share pursuant to separately executed warrant agreement (the “Warrant Agreement”).

     During the period beginning on September 20, 2007 and ending on December 1, 2010, the Reporting Person’s aggregate beneficial ownership of shares of Common Stock increased from 1,902,167 to 2,283,556, an increase of 381,389 shares, as a result of the following transactions: (i) the acquisition of 41,000 shares of Common Stock on the open market during the period commencing on February 14, 2008 and ending on March 20, 2008, (ii) the vesting of the remaining 40,000 of the 100,000 shares of Common Stock underlying the May 2005 Stock Option, (iii) the vesting of 37,500 of the 50,000 shares of Common Stock underlying a stock option granted to the Reporting Person on June 10, 2008 (the “June 2008 Stock Option”), (iv) the vesting of 40,000 shares of restricted Common Stock granted to the Reporting Person on June 15, 2009, (v) a 224 share increase in the number of shares of Common Stock issuable pursuant to the Warrant as a result of the application of the antidilution provisions contained within the 2007 Warrant and (vi) the acquisition from the Issuer in a private placement pursuant to the terms of the SPA of 44,533 shares of Common Stock at a purchase price of $1.17 per share and a 2010 Warrant entitling the Reporting Person to purchase up to 178,132 shares of Common Stock at a purchase price of $1.404 per share.

     Except as described in this Item 4 or in Item 6 of this Schedule 13D, the Reporting Person does not presently have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction (such as a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer (including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of the Issuer); (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the business or corporate structure of the Issuer; (g) any changes in the charter or bylaws (or instruments corresponding thereto) of the Issuer or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated in this paragraph.

Item 5. Interest in Securities of the Issuer

     Item 5 of the Amended 13D is hereby amended and restated in its entirety as follows:

     (a) As of the close of business on December 1, 2010, the Reporting Person beneficially owned an aggregate total of 2,283,556 shares of Common Stock consisting of (i) 1,947,200 shares of Common Stock, plus (ii) 137,500 shares of Common Stock underlying options to purchase shares of Common Stock granted to the Reporting Person in his capacity as an officer of the Issuer (such options, the “Option Grants”) that are vested and exercisable within 60 days of December 1, 2010 plus (iii) 20,724 shares of Common Stock underlying the 2007 Warrant acquired by the Reporting Person that are vested and exercisable within 60 days of December 1, 2010 plus (iv) 178,132 shares of Common Stock underlying the 2010 Warrant acquired by the Reporting Person that are vested and exercisable within 60 days of December 1, 2010. The 2,283,556 shares of Common Stock beneficially owned by the Reporting Person represent approximately 8.7% of the Common Stock outstanding. The percentages used herein are calculated based on an aggregate total of 26,377,555 shares of Common Stock outstanding consisting of (i) the 25,775,876 shares of Common Stock outstanding as of November 10, 2010 as reported by the Issuer in the Form 10-Q, plus (ii) the 198,524 shares of Common Stock issued to In-Q-Tel, Inc. pursuant to a securities purchase agreement which closed on November 12, 2010 and which was previously disclosed by the Issuer in a Current Report filed under the cover of Form 8-K with the SEC on November 15, 2010, plus (iii) the 66,799 shares of Common Stock issued to the Noteholders in connection with the SPA, plus (iv) 137,500 shares of Common Stock underlying the Option Grants that are vested and exercisable within 60 days of December 1, 2010, plus (v) 20,724 shares of Common Stock underlying the Warrant acquired by the Reporting Person that are vested and exercisable within 60 days of December 1, 2010, plus (vi) 178,132 shares of Common Stock underlying the 2010 Warrant acquired by the Reporting Person that are vested and exercisable within 60 days of December 1, 2010.

     (b) The Reporting Person has the sole power to vote, or to direct the vote of, and the sole power to dispose or direct the disposition of the 2,283,556 shares of Common Stock beneficially owned by the Reporting Person reported in Item 5(a).

     (c) Except as described in this Amendment No. 2, since the filing of Amendment No. 1 on October 22, 2010, there were no transactions in the Common Stock effected by the Reporting Person.

     (d) None.

     (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 of the Amended 13D is hereby amended by the addition of the following:

2010 Private Placement

As disclosed above in Item 4, the Reporting Person entered into an amended and restated securities purchase agreement (the “SPA”) with the Issuer and Robin F. Risser on November 29, 2010, pursuant to which the Issuer agreed to issue and sell and the Reporting Person agreed to purchase the number of units of the Issuer’s securities (“Units”) determined by dividing $52,104.19 by the per share closing price of the Issuer’s Common Stock on NYSE Amex on the day preceding the closing (the “Formula Price”). Each Unit was to consist of one share of Common Stock and a five-year warrant to purchase four shares of Common Stock at an exercise price equal to 120% of the Formula Price. The closing of the purchase and sale transactions contemplated by the SPA was subject to the receipt of NYSE Amex approval of an additional listing application covering the Units issued pursuant to the SPA (the “Additional Listing Application”) and other closing conditions customary for transactions of this nature. On November 30, 2010, NYSE Amex approved the Additional Listing Application and the parties to the SPA satisfied the other closing conditions. The Formula Price was determined to be $1.17 and accordingly, the Issuer issued the Reporting Person 44,533 Units comprised of (i) 44,533 shares of Common Stock and (ii) a stock purchase warrant to purchase 178,132 shares of Common Stock at an exercise price of $1.404 per share pursuant to the Warrant Agreement.

The (i) SPA and (ii) Warrant Agreement are attached hereto as Exhibits 99.1 and 99.2.

Item 7. Material to be Filed as Exhibits.

99.1	Amended and Restated Securities Purchase Agreement by and among Advanced Photonix, Inc., Robin F. Risser and Steven Williamson, dated November 29, 2010 – incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K, filed on December 2, 2010.

99.2.	Class A Common Stock Purchase Warrant dated November 30, 2010, between Advanced Photonix, Inc. and Steven Williamson – incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K, filed on December 2, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

Dated: December 2, 2010

By:	/s/ Steven L. Williamson
Name:	Steven L. Williamson
Title:	Chief Technical Officer